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                                 May 31, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Via Overnight Courier.

     Re:  2Bridge Registration Statement on Form S-1 (File No. 333-32384)
          ---------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, 2Bridge (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, file number 333-32384 (the "S-1 Registration Statement"). The Company has elected not to proceed with the offering due to general market conditions and a determination that it would not be in the Company's best interest to proceed at this time. No offers or sales of the Company's Common Stock have been or will be made pursuant to the S-1 Registration Statement.

     If you have any questions, please call Jonathan Levy of Wilson Sonsini Goodrich & Rosati at (650) 493-9300 or me.

                                        Very truly yours,

                                        /s/ Mansoor Zakaria

                                        Mansoor Zakaria
                                        Chief Executive Officer